                          A T FUNDS INVESTMENT TRUST
                              Two Portland Square
                              Portland, ME 04101

August 31, 2006

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re: A T Funds Investment Trust (the "Trust")
    File No. 811-21655
    CIK: 0001305779

Ladies and Gentlemen:

On behalf of the Trust, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. For Investment Company Blanket Bond No. 70428655, the Trust's fidelity bond, in the amount of $100,000 (the "Bond") a copy of: (i) the revised Endorsement No. 5, Automatic Coverage for New Funds, as received on
    August 22, 2006, showing the new automatic coverage increasing the limit of liability from $250,000 to $300,000 (Exhibit 99.1); and (ii) Endorsement No. 6, the Extended Bond Period Endorsement, as received on August 25, 2006, showing the new Bond period from May 1, 2005 to June 30, 2006 (Exhibit 99.2); and

2. An officer's certificate certifying the resolutions approved at a meeting of the Board of Trustees held on March 2, 2006, at which a majority of the Trustees who are not "interested persons" of the Trust as defined by
    Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond and the extension of coverage through June 30, 2006 (Exhibit 99.3).

The Trust paid the premium of $212 for the extension period commencing May 1, 2006 and ending June 30, 2006.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6116.

Sincerely,

/s/ Margaret Gallardo-Cortez
-----------------------------
Margaret Gallardo-Cortez
Assistant Secretary